April 21, 2005

Daniel Duchovny, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C.  20549

         RE:      Speedhaul Holdings, Inc.
                  Amended Registration Statement on Form SB-2
                  File No. 333-121764
                  Filed on March 11, 2005

Dear Mr. Duchovny:

We represent Speedhaul Holdings, Inc. ("Speedhaul"). We are in receipt of your letter dated March 24, 2005 regarding the above referenced filing and the following are our responses:

Form SB-2
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Risk Factors
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Future sales by our stockholders - Page 5
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1.   Reconcile the last sentence of this risk factor with your disclosure on page 18 that shareholders may not rely on Rule 144. Also ensure that you have provided all disclosure required by Regulation S-B Item 201(a)(2).

     Answer: The last sentence of the risk factor has been deleted. In addition, all disclosure has been provided required by Regulation S-B Item 210(a)(2). Specifically, there is disclosure regarding no outstanding options or warrants, language disclosing that no shares can be sold pursuant to Rule 144 and language disclosing that there are no shares that are being publicly offered by the Company.

General
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2.   We note your response to our prior comment 8. However, your filing should include the accounting acquiree's (Segway III Corp.) previously filed financial statements. Please revise this filing to include the audited financial statements of Segway III Corp. from your previously filed 2003 Form 10-KSB and the unaudited financial statements disclosed in your previously filed September 30, 2004 Form 10-Q.

     Answer: Segway III Corp.'s December 31, 2003 audit and September 30, 2004 reviewed financial statements have been included in the SB-2.

3. We also note that the independent auditors' report included in your 2003 Form 10-K refer to "generally accepted auditing standards" and "generally accepted accounting principles." Please obtain and include a revised independent auditors' report for the financial statements to be included in the Form SB-2 to appropriately indicate that your audits were conducted in accordance with the Public Company Accounting Oversight Board (United States) as well as the financial statements were presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Refer to Public Company Accounting Oversight Board Auditing Standard No. 1.

     Answer: The audit report for the 2003 audit has been revised to indicate that the audits were conducted in accordance with the Public Company Accounting Oversight Board (United States) as well as the financial statements were presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Refer to Public Company Accounting Oversight Board Auditing Standard No. 1.

4. In this regard, please revise you filing to include currently dated consents from your accountants. Please also make sure the filing includes a consent for the use the prior auditors' report (included with Segway III Corporations financial statements) within your amendment to your Form SB-2.

     Answer: Consents from both the old accountant and new accountant have been included with this SB-2.

Very truly yours,

ANSLOW & JACLIN, LLP

By:/s/ Gregg E. Jaclin
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       GREGG E. JACLIN